

June 28, 2017

Wayne Wilson
Chief Financial Officer
Malibu Boats, Inc.
5075 Kimberly Way
Loudon, Tennessee 37774

>   Re: **Malibu Boats, Inc.**
>   **Form 10-K for Fiscal Year Ended June 30, 2016**
>   **Filed September 9, 2016**
>   **File No. 001-36290**

Dear Mr. Wilson:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

GAAP Reconciliation of Non-GAAP Financial Measures

Adjusted EBITDA, page 53

1. Please revise your disclosure to include a discussion of investors' use of this measure. Your current disclosure discusses management's use, but does not specifically identify how this measure is useful to investors. Refer to the guidance in Item 10(e)(1)(i)(C) of Regulation S-K.

Adjusted Fully Distributed Net Income, page 55

2. Please revise your reconciliation of Adjusted Fully Distributed Net Income per share of Class A Common Stock to include a numerical reconciliation of actual outstanding Class A common stock and the number of shares of Class A common stock used in this calculation. Specifically, we note you have included footnote 12 to this calculation that discusses the types of adjustments in the calculation of Class A shares used in computing this non-GAAP measure, but you have not included the actual numbers related to each type of adjustment.

Please also provide a reconciliation on a per-share basis of GAAP EPS to this non-GAAP EPS measure. Refer to Question 102.05 of the Compliance and Disclosure Interpretations issued May 17, 2016.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Amy Geddes at 202-551-3304 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure